

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

<u>Via E-mail</u>
Terry S. Earley
Executive Vice President
and Chief Financial Officer
VantageSouth Bancshares, Inc.
3600 Glenwood Avenue, Suite 300
Raleigh, NC 27612

      Re: VantageSouth Bancshares, Inc.
                Form 10-K for the Fiscal Year Ended
                December 31, 2013
                Filed March 13, 2014
                File No. 001-36009

Dear Mr. Earley:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                            Sincerely,

                                            /s/ Michael Clampitt

                                            Michael Clampitt
                                            Senior Counsel

cc: <u>Via E-mail</u>
        Betty O. Temple, Esq.